October 8, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe and Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)
Registration Statement on Form N-1A
File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe and Ms. Miller:

This letter sets forth the Registrant’s response to a comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 5 (“PEA 5”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on October 7, 2020 with respect to Polar Capital Emerging Market Stars Fund, Phaeacian Global Value Fund and Phaeacian Accent International Value Fund (each a “Fund” and, collectively, the “Funds”). The Staff’s comment was provided orally via telephone on October 8, 2020. For your convenience, we have summarized the text of the comment before the response. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

Comment: Please undertake to revise, in the definitive version of the Registrant’s registration statement on Form N-1A that will be filed with the SEC, note three in the Notes to the unaudited financial statements as of September 30, 2020 for Polar Capital Emerging Market Stars Fund to reflect that the Adviser may recoup amounts waived or reimbursed “within 36 months following the waiver or reimbursement,” as described elsewhere in the Registration Statement.

Response: The Registrant represents that it will revise the Notes as requested.

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Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece

Jessica L. Reece, Esq.

cc:	John M. Loder, Esq.
Barbara J. Nelligan